UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.5)*

United Health Products, Inc.

COMMON STOCK
(Title of Class of Securities)

910203108
(CUSIP Number)

February 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

     /_/     Rule  13d-1(b)

     /  /     Rule  13d-1(c)

     /X/     Rule  13d-1(d)

     *The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

     The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 910203108

1)     Names  of  Reporting  Persons.

         I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

         Roadrunner Capital Group, LLC   EIN: 22-3695261

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]

       (See  Instructions)                                           (b)  [X]

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization

        New Jersey

Number of Shares	5)	Sole Voting Power 1,879,500 (a)
Beneficially
Owned by Each	6)	Shared Voting Power -0-
Reporting
Person With	7)	Sole Dispositive Power 1,879,500 (a)
	8)	Shared Dispositive Power -0-

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

                            1,879,500 (a)

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes

        Certain  Shares  (See  Instructions)                               [  ]

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

           (a)   2.4%    (3.7% if all options exercised)

12)     Type  of  Reporting  Person  (See  Instructions)

                 OO

(a)           Roadrunner Capital Group LLC (“Roadrunner”) has the right to purchase up to an additional 1,024,094 shares of common stock of United Health Products, Inc. formerly known as United EcoEnergy Corp. (“Issuer”) pursuant to the balance remaining on an option agreement between Roadrunner and VASLM, LLC.  Although Roadrunner has sole voting and dispositive control of the shares upon purchase, Chris Messalas as the Managing Member of Roadrunner may be deemed to have the right to direct the voting and dispositive control over such common stock. The option agreement contains a restriction that restricts Roadrunner from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer outstanding on the dates the options are exercised.  Currently 6,091,819 would represent 9.5%.  Currently Roadrunner owns 1,879,500 shares of the Issuer’s common stock and the balance remaining under the option agreement is 1,024,094.

CUSIP  No. 910203108

1)     Names  of  Reporting  Persons.

       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

           Leaddog Capital L.P.   EIN:  22-3967904

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]

       (See  Instructions)                                           (b)  [X]

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization

        Delaware

Number of Shares	5)	Sole Voting Power 2,358,123 (b)
Beneficially
Owned by Each	6)	Shared Voting Power -0-
Reporting
Person With	7)	Sole Dispositive Power 2,358,123 (b)
	8)	Shared Dispositive Power -0-

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

                            2,358,123 (b)

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes

        Certain  Shares  (See  Instructions)                               [  ]

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

              3.0%

12)     Type  of  Reporting  Person  (See  Instructions)

                 PN

   (b) Leaddog Capital L.P. (“Leaddog”) currently owns in its name 2,358,123 shares of common stock of United Health Products, Inc. formerly known as United EcoEnergy Corp. (“Issuer”). Although Leaddog has sole voting and dispositive control of the shares, Chris Messalas and Joseph B. LaRocco as Managing Members of Leaddog Capital Markets, LLC, (Leaddog’s general partner) may be deemed to have the right to direct the voting and dispositive control over such common stock. Leaddog is restricted from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer.  Leaddog is entitled to receive an additional 100,000 shares as partial consideration for a loan to the Issuer on March 31, 2009. Leaddog is entitled to receive an additional 50,000 shares as partial consideration for a loan to the Issuer on April 17, 2009. Leaddog is also entitled to receive an additional 100,000 shares as partial consideration for a loan to a third party.

Explanatory Note

The Reporting Persons hereby amend and restate the following items and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2010.

ITEM  1.

(A)	NAME OF ISSUER

United EcoEnergy Corp.

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

120 Wall Street, 24th Floor, New York, NY 10005

ITEM 2.

(A)	NAME OF PERSONS FILING

	Roadrunner Capital Group, LLC	New Jersey

	Leaddog Capital, L.P.	Delaware

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

120 Wall Street, 24th Floor, New York, NY 10005

(C)	CITIZENSHIP

	Roadrunner Capital Group, LLC	New Jersey

	Leaddog Capital, L.P.	Delaware

(D)	TITLE OF CLASS OF SECURITIES

Common Stock

(E)	CUSIP NUMBER

91059D100

ITEM 3.
Not Applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

		Roadrunner	Leaddog
a.	Beneficial Ownership	1,879,500 (a)	2,358,123 (b)
b.	Percentage of Class	2.4% (a)	3.0% (b)
c.	Sole Voting Power	1,879,500 (a)	2,358,123 (b)
	Shared Voting Power	-0-	-0-
	Sole Dispositive Power	1,879,500 (a)	2,358,123 (b)
	Shared Dispositive Power	-0-	-0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

See Item 4.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION.

By  signing  below we certify that, to the best of our knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated: February 16, 2011	By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

EXHIBITS

A:           Joint Filing Statement

Exhibit A

Agreement of Joint Filing

JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 16th day of February, 2011 by and among LeadDog Capital, LP ("LeadDog LP") and Roadrunner Capital Group, LLC (“Roadrunner”).

     WHEREAS, LeadDog LP and Roadrunner collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.001 par value of United Health Products, Inc. formerly known as United EcoEnergy Corp. (“Issuer”) ("United Health Common Stock"), a Nevada corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

          1. LeadDog LP and Roadrunner hereby agree to jointly file this Schedule 13G with the SEC regarding the beneficial ownership of United Health Common Stock and to file any and all amendments and supplements thereto.

2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

LeadDog Capital, LP by its General Partner

LeadDog Capital Markets, LLC

Dated: February 16, 2011	By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

Roadrunner Capital Group, LLC

	By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member